SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             BANNER AEROSPACE, INC.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                     0665210
                                 (CUSIP Number)


                             Donald E. Miller, Esq.
                     Senior Vice President & General Counsel
                            The Fairchild Corporation
                              300 West Service Road
                                 P.O. Box 10803
                            Chantilly, Virginia 20153
                                 (703) 478-5800


                                 March 13, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               Page 1 of 6 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 2 of 6 Pages

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation -- IRS EIN 34-0728587 RHI Holdings, Inc. -- IRS EIN 34-1545939 Fairchild Holding Corp - IRS EIN 54-1794337
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)[ ]
                                                              (b)[ ]
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
3        SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Persons are incorporated under the laws of
         Delaware
-------- ----------------------------------------------------------------------
--------------------------------------- ------- -------------------------------
                                        7       SOLE VOTING POWER

                                                17,351,449
                                        ------- -------------------------------
                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       0
                                        ------- -------------------------------
                                        ------- -------------------------------
            OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON
                 WITH                           17,351,449
                                        ------- -------------------------------
                                        ------- -------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------- ------- -------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         17,351,449
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                              [ ]
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.12%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------


                               Page 3 of 6 Pages

Item 1.  Security and Issuer.

This Amendment No. 5 ("Amendment No. 4") amends the statement on Schedule 13D, filed with the Securities Exchange Commission on February 14, 1996, as amended (the "Original 13D Filing"), with respect to the common stock, par value $ 1.00 per share, (the "Common Stock") of Banner Aerospace, Inc., a Delaware corporation (the "Issuer"). The purpose of this Amendment No. 5 is to indicate that The Fairchild Corporation's investment intent with respect to the Common Stock has changed and that The Fairchild Corporation intends to acquire additional shares of Common Stock as more fully described in Item 4. The principal executive offices of the Issuer are located at Dulles International Airport, 300 West Service Road (Chantilly, VA), P.O. Box 20260, Washington, DC 20041. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing. Other than as set forth herein, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.  Identity and Background.

This statement is filed by The Fairchild Corporation ("TFC"), RHI Holdings, Inc. ("RHI") and Fairchild Holding Corp. ("FHC"), each a Delaware corporation. The address of each of TFC, RHI and FHC is 300 West Service Road, Dulles International Airport, VA 20166 (Mailing Address: P.O. Box 10803, Chantilly, VA 20153). TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC, and FHC is a wholly owned subsidiary of RHI.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D Filing is hereby amended to add the following:

The source and amount of funds for the transaction described in Item 4 is as set forth in Item 4.

Item 4. Purpose of Transaction


Item 4 of the Original 13D Filing is hereby amended to add the following:


                               Page 4 of 6 Pages

On March 13, 1998, TFC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC"), pursuant to which TFC offers to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of the Issuer, a number of shares of TFC's class a common stock, par value $0.10 per share (the "Class A Common Stock"), equal to the quotient of $12.50 divided by the closing market price on the New York Stock Exchange of the Class A Common Stock on the trading date immediately prior to the commencement of the Exchange Offer. Pursuant to the Exchange Offer, TFC seeks to acquire 4,000,000 shares of Common Stock of Banner. If all 4,000,000 shares of Common Stock of Banner were exchanged pursuant to the Exchange Offer, TFC would own approximately 81% of the outstanding Common Stock of Banner. TFC expects to launch the Exchange Offer as soon as reasonably practicable once the registration statement is cleared by the SEC.


                               Page 5 of 6 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 27, 1998              THE FAIRCHILD CORPORATION

ATTEST:


/s/ Ernest R. Beckford              By: /s/ John L. Flynn
--------------------------          ---------------------------------
Assistant Secretary                     Name:  John L. Flynn
                                        Title: Senior Vice President


ATTEST:                             RHI HOLDINGS, INC.


/s/ Ernest R. Beckford              By: /s/ John L. Flynn
--------------------------          ---------------------------------
Assistant Secretary                     Name:  John L. Flynn
                                        Title: Vice President


ATTEST:                             FAIRCHILD HOLDING CORP.


/s/ Ernest R. Beckford              By: /s/ John L. Flynn
--------------------------          ---------------------------------
Assistant Secretary                     Name:  John L. Flynn
                                        Title: Vice President





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